

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via Email

Karen Ruzic Klein
General Counsel
Kayak Software Corporation
55 North Water Street, Suite 1
Norwalk, CT 06854

> **Re: Kayak Software Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-170640**

Dear Ms. Klein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover page

1. On the cover page, please disclose the minimum percentage of post-offering voting power that will be exercised by the holders of the Class B common stock.

Prospectus Summary

Kayak Software Corporation

Risks Associated with Our Business, page 4

2. Please update to include the risks associated with your dual class structure, as disclosed in the risk factor on page 24 entitled "Our management and other affiliates have significant control …."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income tax expense (benefit), page 41

3.   We note that the primary differences between your statutory tax rate and effective tax rate include stock compensation from incentive stock options, state tax expense and changes in your valuation reserves. In light of the significant change in your effective tax rate, please revise to explain these factors in further detail.

Liquidity and Capital Resources, page 42

4.   You state that you believe that cash from operations, together with your cash and short-term investment balance, are sufficient to meet your ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months. Please additionally disclose your known, material liquidity needs for periods over twelve months. Please refer to Instruction 5 to Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 45

5.   Please tell us whether you have issued any stock options subsequent to December 31, 2010 and if so, please revise your disclosure to include the total fair value of these option grants and the expected impact these option grants will have on your financial statements.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6.   We have reviewed your responses to prior comments 5 and 6. As noted in our teleconference on March 17, 2011, we expressed our belief that the company's consolidated statements of operations presentation does not comply with Rule 5-03 of Regulation S-X. It is our understanding that the company is reevaluating its conclusion.

You may contact David Edgar at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Michael A. Conza (Via Email)